                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                           ADVANCE AUTO PARTS, INC.
                           ------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   00751Y106
                                   ---------
                                (CUSIP Number)

                               December 31, 2001
                           -------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 8 Pages)

                                 SCHEDULE 13G
------------------------                                  --------------------
  CUSIP No. 00751Y106                                      Page 2 of 8 Pages
           -----------                                          -    -
------------------------                                  --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Fontaine Industries Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
 2.                                                                   (a) [X]
                                                                      (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Nevada Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          28,972,660
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,036,342
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      28,972,660
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)                                            [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      88.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13G
------------------------                                  --------------------
  CUSIP No. 00751Y106                                      Page 3 of 8 Pages
           -----------                                          -    -
------------------------                                  --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Peter J. Fontaine Revocable Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
 2.                                                                   (a) [X]
                                                                      (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Florida Revocable Trust

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          28,972,660
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,036,342
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      28,972,660
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)                                            [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      88.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13G
------------------------                                  --------------------
  CUSIP No. 00751Y106                                      Page 4 of 8 Pages
           -----------                                          -    -
------------------------                                  --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Peter J. Fontaine
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
 2.                                                                   (a) [X]
                                                                      (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          28,973,174
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,036,856
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      28,973,174
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)                                            [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      88.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      IN
------------------------------------------------------------------------------

Schedule 13G                                                   Page 5 of 8 Pages
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

            Advance Auto Parts, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            5673 Airport Road, Roanoke, Virginia 24012


Item 2(a).  Name of Person Filing:

            (i)   Fontaine Industries Limited Partnership
            (ii)  Peter J. Fontaine Revocable Trust
            (iii) Peter J. Fontaine

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            (i)   41 Hilltop Road, Asheville, NC 28803-3122
            (ii)  41 Hilltop Road, Asheville, NC 28803-3122
            (iii) 41 Hilltop Road, Asheville, NC 28803-3122

Item 2(c).  Citizenship:

            (i)   Nevada Limited Partnership
            (ii)  Florida Revocable Trust
            (iii) United States

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value per share of the Issuer (the "Common Stock").

Item 2(e).  CUSIP Number:

            00751Y 106

Item 3. Not applicable.

Schedule 13G                                                   Page 6 of 8 Pages
--------------------------------------------------------------------------------

Item 4. Ownership.


          Fontaine Industries Limited Partnership ("Fontaine Industries"), The Peter J. Fontaine Revocable Trust (the "Fontaine Trust") and Peter J. Fontaine ("Fontaine") (collectively, the "Filing Persons") believe that 32,695,735 shares of Common Stock were outstanding as of December 31, 2001. Based on such number of outstanding shares, the Filing Persons report the following holdings of Common Stock and corresponding percentage interest of total shares outstanding:

          Fontaine Industries is currently the record owner of 1,036,342 shares of the Issuer's Common Stock (3.2%). The Peter J. Fontaine Revocable Trust may be deemed to beneficially own all 1,036,342 shares of Common Stock held by Fontaine Industries (3.2%). Peter J. Fontaine, individually and as trustee, may be deemed to beneficially own all 1,036,342 shares of Common Stock held by Fontaine Industries, 257 shares of Common Stock held by his wife and 257 shares of Common Stock held by his daughter. Fontaine is not the record owner of any shares of Common Stock.

          FS Equity Partners IV, L.P., a Delaware limited partnership ("FSEP IV") Ripplewood Partners, L.P., a Delaware limited partnership ("Ripplewood Partners"), Ripplewood Advance Auto Parts Employee Fund I, L.L.C., a Delaware limited liability company ("Ripplewood Employee Fund" and together with Ripplewood Partners, the "Ripplewood Parties"), Nicholas F. Taubman ("Taubman"), The Arthur Taubman Trust dated July 13, 1964 (the "Taubman Trust" and together with Taubman, the "Taubman Parties"), WA Holding Co., a Delaware corporation ("WAH"), and the Filing Parties are parties to an Amendment No. 1 to Amended and Restated Stockholders Agreement dated as of November 28, 2001 (the "Amendment"). The Amendment amends the Amended and Restated Stockholders Agreement dated as of November 2, 1998 by and among FSEP IV, the Ripplewood Parties, the Taubman Parties, WAH and Advance Holding Corporation, a Virginia corporation ("Holding") (collectively with the Amendment, the "Stockholders Agreement").

          As a result of the Stockholders Agreement, the Filing Parties together with the Ripplewood Parties, the Taubman Parties, WAH and FSEP IV may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act. In addition, the Fontaine Parties may be deemed to beneficially own the shares of Common Stock beneficially owned or deemed to be owned by the Ripplewood Parties, the Taubman Parties, WAH and FSEP IV, by virtue of the Filing Parties' sharing certain voting power with respect to such shares. The Filing Persons believe that as of the date hereof, the aggregate number of shares owned by FSEP IV, the Ripplewood Parties, the Taubman Parties, and WAH is 27,936,318 (85.6%). This number and percentage of shares may be deemed to be beneficially owned by each of the Filing Parties and is included in the ownership amounts and percentages shown for the respective Filing Parties on items 6, 9, and 11 of pages 2

Schedule 13G                                                   Page 7 of 8 Pages
--------------------------------------------------------------------------------

   through 4 of this Schedule 13G. The Filing Parties have no pecuniary interest in, and do not have or share dispositive power with respect to, any of the shares of Common Stock owned by FSEP IV, the Ripplewood Parties, the Taubman Parties, or WAH. Each of the Filing Parties disclaims beneficial ownership of such shares except to the extent that the Filing Parties may be deemed to have or share voting power with respect to such shares pursuant to the Stockholders Agreement.

Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.


Item 8. Identification and Classification of Members of the Group

          See Item 2 and Item 4.


Item 9. Notice of Dissolution of Group

          Not applicable.

Item 10.  Certifications.

          Not applicable.

Schedule 13G                                                   Page 8 of 8 Pages
--------------------------------------------------------------------------------

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 12th day of February, 2002

                              FONTAINE INDUSTRIES LIMITED
                              PARTNERSHIP

                              By:  Peter J. Fontaine Revocable Trust,
                                            General Partner

                                   By:  /s/ Peter J. Fontaine
                                      --------------------------------
                                        Peter J. Fontaine, Trustee


                              PETER J. FONTAINE REVOCABLE TRUST


                              By:  /s/ Peter J. Fontaine
                                 -------------------------------------
                                   Peter J. Fontaine, Trustee


                              /s/ Peter J. Fontaine
                              ----------------------------------------
                              Peter J. Fontaine, individually